Filed by CP&L Energy, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                   Subject Company: Florida Progress Corporation
                                                   Commission File No. 333-40836

The following are excerpts of a booklet provided by Carolina Power &
Light Company at the Donaldson, Lufkin & Jenrette Fifth Annual Electric Power Conference on June 13, 2000.

 CP&L at a glance

 Corporate profile

Carolina Power & Light [NYSE: CPL] headquartered in Raleigh, NC is among the nation's top energy companies. Our system generates more than 10,000 megawatts of power through a flexible mix of fossil, nuclear and hydroelectric sources. In turn, we deliver electric energy and natural gas to more than 1.2 million customers in one of the fastest growing areas of the country. We also operate a regional Internet / telecommunications business and provide energy services for customers throughout North America.


Strategy
--------

CP&L is creating a bold new energy presence in the Southeast. Our strategic growth plan is designed to transform CP&L from a traditional power-based utility into a super-regional energy provider. CP&L's financial strategies include a combination of solid earnings and dividend growth.

On August 23, 1999, CP&L and Florida Progress Corporation (FPC) announced plans to combine operations to create the ninth largest U. S. electric utility based on generating capacity.

Service territory
-----------------

[GRAPHIC OF MAP OF SERVICE TERRITORY APPEARS HERE.]


-------------------------------------
CP&L Facts
-------------------------------------
 o 1.2 million electric customers

 o 178,000 gas customers

 o 17 power plants -- 10,288 MW's

 o 64,000 miles of power lines

 o 7,827 employees

 o $8 billion assets

 o $3 billion revenues

 o 1,128 miles gas transmission

 o 2,865 miles gas distribution
-------------------------------------

Financial highlights as of 5/31/00

New York Stock Exchange:                         CPL                  Dividend yield                        6.0%
Price as of 5/31/00:                             $34 3/8              Current indicated dividend            $2.06
52-week range:                                   $28 9/16 - 44 11/16  Dividend payout ratio 1999            78%
Market capitalization (billion):                 $5.3                 YTD return CP&L                       16.4%
Common shares outstanding (millions):            153.0                YTD return S&P Electrics              13.0%
Price/Earnings:                                  11.5

[CP&L LOGO]                                                                    2
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

Management focus

 Deliver superior, long-term total shareholder returns relative to our industry peers by achieving a sustainable competitive advantage.

 Strategies
 -----------
 o Achieve cost leadership within our geographical focus area by pursuing cost efficiencies, economies of scale and an asset-based strategy. CP&L is reducing costs on all fronts including:

    - Non-fuel O&M - Already below the average for our region, CP&L has reduced cost by 17 percent from 1994 to 1999 (excluding hurricane restoration cost). Reductions were accomplished through improved nuclear operations, benchmarking, and reengineering efforts.

    - Fuel - Reduce dependence on long-term coal contracts. Long-term coal contracts will decline from 86 percent of total coal requirements in 1998 to 37 percent by 2004 and 24 percent by 2006.

    - Purchased power - Contracts at above-market rates will decline from 78 percent of purchases in 1998 to 48 percent by 2002 and 35 percent by 2007.

    - Nuclear embedded cost - Reduce embedded cost per KW to levels comparable to our southeast region by 2005. Reductions will occur as a result of commission approved accelerated cost recovery of nuclear assets in the amount of $750 million over a five year period beginning January 2000.

 o Focusing on the Carolinas and the Southeast given the expectation of growth over the long term. Recent examples include:

    - Acquiring North Carolina Natural Gas (NCNG), a gas LDC, in July 1999

    - Announcing plans to increase gas supply to better serve the region

    - Constructing new gas-fired generation

    - Announcing the merger agreement with Florida Progress Corporation in August 1999

[CP&L LOGO]                                                                    3
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

Holding company/merger update

Fast facts

(Twelve months ended 12/31/99)                   CP&L                         FPC                      Combined

Headquarters                                   Raleigh, NC            St. Petersburg, FL             Raleigh, NC
Kilowatt-hour sales (millions)                      54,759                        38,549                  93,308
Employees                                            7,827                         9,329                  17,156
Service Area (square miles)                         30,000                        20,000                  50,000
Customers (average number)                     1.2 million                   1.3 million             2.5 million
Generating capacity (megawatts)                  10,288 MW                      8,276 MW               18,564 MW
Revenues                                      $3.4 billion                  $3.8 billion            $7.2 billion
Net income                                    $382 million                  $315 million            $697 million
Assets                                        $9.5 billion                  $6.5 billion             $16 billion

Merger agreement

Carolina Power & Light Company and Florida Progress Corporation announced on August 23, 1999 a definitive agreement to combine the two companies.

Under the terms of the agreement, Florida Progress shareholders will receive $54.00 per Florida Progress common share in a combination of cash and a new CP&L holding company's common stock. The total value of the transaction is approximately $5.3 billion. Florida Progress shareholders will have the right to elect cash or stock subject to proration if the elections exceed 65 percent in cash or 35 percent in stock. The stock component of the consideration is subject to a collar if the average price of the new CP&L holding company's stock for the 20-day period ending five days prior to closing is greater than $45.39 or less than $37.13. Both the cash and stock components will be taxable to Florida Progress shareholders.

[GRAPHIC OF MAP OF CP&L AND FPC SERVICE TERRITORIES APPEARS HERE.]

The transaction is conditioned, among other things, upon the approvals of shareholders of both companies, Federal Energy Regulatory Commission, the Securities and Exchange Commission (SEC), Nuclear Regulatory Commission and the completion of state regulatory procedures. CP&L is in the process of creating a holding company and anticipates registering as a utility holding company with the SEC under the Public Utility Holding Company Act (PUHCA) of 1935 after the transaction closing. CP&L and Florida Power will continue as principal subsidiaries of the new holding company.

[CP&L LOGO]                                                                    4
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
Holding company/merger update

A strategically sound transaction

 o    Two strong companies

 o    High-growth region

 o    Significant scale (ranked 10th in U.S. in terms of generating capacity)

 o    Greater access to competitive markets

 o    Constructive regulatory environments

CP&L/FPC merger timeline


  ----------------------------------------------------------------------------------------------------------------------
  Filing/Application                       Date Filed       Planned Filing       Order Received        Order Expected
                                                                 Date
  ----------------------------------------------------------------------------------------------------------------------
  Holding Company
  ----------------------------------------------------------------------------------------------------------------------
    NRC                                     09/15/99                                12/31/99
  ----------------------------------------------------------------------------------------------------------------------
    NCUC                                    10/15/99                                05/17/00
  ----------------------------------------------------------------------------------------------------------------------
    SEC                                     10/18/99                                                   2(nd) Quarter
  ----------------------------------------------------------------------------------------------------------------------
    SCPSC                                   10/19/99                                03/06/00
  ----------------------------------------------------------------------------------------------------------------------
    FCC                                     10/21/99                                02/09/00
  ----------------------------------------------------------------------------------------------------------------------
    FERC                                    10/26/99                                12/23/99
  ----------------------------------------------------------------------------------------------------------------------
  Merger
  ----------------------------------------------------------------------------------------------------------------------
    NRC - Transfer of Control               01/31/00                                05/23/00
  ----------------------------------------------------------------------------------------------------------------------
    NCUC - Merger Approval                  02/03/00                                                    3(rd) Quarter
  ----------------------------------------------------------------------------------------------------------------------
    FERC - Merger Approval                  02/03/00                                                    2(nd) Quarter
  ----------------------------------------------------------------------------------------------------------------------
    SEC - Merger Approval                   03/14/00                                                    3(rd) Quarter
  ----------------------------------------------------------------------------------------------------------------------
    FCC - Transfer of Licenses              05/09/00                                                    3(rd) Quarter
  ----------------------------------------------------------------------------------------------------------------------
    FTC/DOJ (HSR)                                              06/09/00                                 3(rd) Quarter
  ----------------------------------------------------------------------------------------------------------------------
    CPL shareholder vote                                     3(rd) Quarter                                   NA
  ----------------------------------------------------------------------------------------------------------------------
    FPC shareholder vote                                     3(rd) Quarter                                   NA
  ----------------------------------------------------------------------------------------------------------------------

[CP&L LOGO]                                                                    5
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
 Holding company/merger update

 For more information on the Florida Progress acquisition visit our website at www.cplc.com

[Photo of screen on CP&L's internet website showing the status of regulatory approvals in connection with the Florida Progress acquisition.]

[CP&L LOGO]                                                                    6
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

Holding company/merger update


Overview of the proposed transaction
(Implied value of consideration per FPC share)

Effect of Collar based on CP&L Stock Price

[Graph showing the effect of the collar on CP&L's stock price and the implied value of consideration to be received by Florida Progress Shareholders.]

$30.00            $37.13          $41.26         $45.39
Walk-Away         Bottom of       Mid-Point      Top of
Option for FPC    Collar          of Collar      Collar


     Illustrations of Exchange Ratio Application and the Value of Cash and Stock Consideration to be Received
     --------------------------------------------------------------------------------------------------------
                                                                                                         Total Value of
                                                                                                         Cash and Stock
                               Number of Whole          $ Value of                                      Consideration to
    Average CP&L                 CP&L Energy            CP&L Energy       Cash Payment      Cash           be Received
   Energy Closing   Exchange     Shares to be           Shares to be    for Fractional  Consideration   per 100 Florida
       Price         Ratio         Received              Received           Share       to be Received   Progress Shares
       -----         -----   -------------------------------------------    -----       --------------   ---------------

       $27.00        1.4543           50                $1,350.00           $24.31        $3,510.00        $4,884.31
       $28.00        1.4543           50                $1,400.00           $25.21        $3,510.00        $4,935.21
       $29.00        1.4543           50                $1,450.00           $26.11        $3,510.00        $4,986.11
       $30.00        1.4543           50                $1,500.00           $27.02        $3,510.00        $5,037.02
       $33.00        1.4543           50                $1,650.00           $29.72        $3,510.00        $5,189.72
       $35.00        1.4543           50                $1,750.00           $31.52        $3,510.00        $5,291.52
       $37.13        1.4543           50                $1,856.50           $33.44        $3,510.00        $5,399.94
       $39.00        1.3846           48                $1,872.00           $17.98        $3,510.00        $5,399.98
       $41.00        1.3171           46                $1,886.00           $ 4.04        $3,510.00        $5,400.04
       $42.00        1.2857           44                $1,848.00           $41.98        $3,510.00        $5,399.98
       $44.00        1.2273           42                $1,848.00           $42.04        $3,510.00        $5,400.04
       $45.39        1.1897           41                $1,860.99           $29.03        $3,510.00        $5,400.02
       $48.00        1.1897           41                $1,968.00           $30.70        $3,510.00        $5,508.70
       $50.00        1.1897           41                $2,050.00           $31.98        $3,510.00        $5,591.98

[CP&L LOGO]                                                                    7
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
Holding company/merger update

Holding company

In April, CP&L unveiled the new company's leadership team and organizational structure - both designed to capitalize on the high-growth generation and distribution markets in the Southeast.

Cavanaugh will lead the new company as chairman, president and chief executive officer. He will also continue to serve as president and chief executive officer of CP&L. The combined company will be organized into five primary business units:

[GRAPHIC OF ORGANIZATIONAL CHART APPEARS HERE WITH THE FOLLOWING INFORMATION]:

CP&L Energy, Bill Cavanaugh, Chairman, President & CEO
Service Company, Bob McGehee, President
Energy Ventures, Tom Kilgore, President
Gas & Energy Services, Don Davis, Executive VP (NCNG, SRS)
Energy Supply, Skip Orser, President (Nuclear, Power Operations)
CP&L Energy Delivery, Fred Day, Executive VP
Florida Power, Joe Richardson, President

Energy Ventures
---------------

Energy Ventures, a new business unit, will focus on growing competitive energy business throughout the Southeast through new generation strategies and will manage all existing Electric Fuels Corporation (EFC) businesses.

Energy Supply
-------------

The Energy Supply unit will oversee generation operations in Florida, Georgia and the Carolinas.

CP&L Energy Delivery
--------------------

The Energy Delivery unit will oversee transmission and distribution for the North Carolina and South Carolina service area and customer service for the combined company. This unit will be the energy delivery vehicle for CP&L, the utility serving 1.2 million electric customers in the Carolinas.

Florida Power
-------------

Florida Power will exist as a separate business unit serving approximately 1.3 million customers in Florida.

Gas & Energy Services
---------------------

The Gas & Energy Services unit will oversee North Carolina Natural Gas (NCNG), which provides natural gas and propane related services to 178,000 residential, commercial and industrial customers in south-central and eastern North Carolina, and Strategic Resource Solutions (SRS), an integrated facility- and energy-management solutions company.

Service Company
---------------

The new Service Company will manage corporate relations, information technology, administrative services, human resources, corporate communications and financial services.

[CP&L LOGO]                                                                    8
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

Deregulation/regulatory


Fuel cost recovery procedures by jurisdiction (continued)

Wholesale
---------

Base fuel components are approved during a general rate case proceeding. The monthly billing factor is based on current estimates of fuel cost associated with the kilowatt-hours billed and a "true-up" factor for the second preceding month. The "true-up" is to collect or refund the difference between estimated and actual fuel cost for the applicable month.

Natural gas retail and wholesale
--------------------------------

Deviations in the cost of gas from that established in the last general rate proceeding are adjusted through purchase gas adjustment procedures established by statute and administered by the NCUC. Under these provisions, any difference between actual gas costs and their associated recoveries are reconciled through special rate increments and/or decrements. The Commission formally reviews gas costs during the historical test period ending October 31 of each year and the Company has been allowed to recover 100% of incurred gas costs.


North Carolina restructuring

On April 3 a legislative study commission agreed on initial recommendations to restructure North Carolina's electricity market. But it will be the 2001 session before the General Assembly votes on these recommendations and others to be developed later by the study commission. The commission will formally present the recommendation to the legislature in May. The commission resumes meeting later this year after the legislature's short session, which begins in May.



Recommendation highlights
-------------------------

 o All customers to have choice of generation suppliers no later than 1-1-2006

 o Up to half the customer load to have choice a year earlier

 o Base rates to be frozen until 12-31-2004 to allow utilities an initial phase of stranded-cost recovery

 o The NC Utilities Commission to determine the rates for the transition year of 2005 and any remaining stranded costs that should be recovered after 2004

The legislative study commission deferred recommending a solution for the staggering municipal power agency debt. The panel will make a recommendation to the 2001 session of the General Assembly. No consensus has emerged for how to resolve the nearly $6 billion debt of the 51 power agency cities.

[CP&L LOGO]                                                                   10
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

Deregulation/regulatory

South Carolina restructuring

 o    Senate and House subcommittees have been formed to study the issue

Federal restructuring

 o The House is considering a number of different bills, but no definitive bill has emerged to date

Regional transmission organization

 o Federal Energy Regulatory Commission (FERC) issued a rule on Regional Transmission Organizations (RTO) that sets forth minimum characteristics and functions for transmission entities
 o CP&L and Florida Progress have committed to file for FERC approval to establish or form an RTO in their respective regions no later than 90 days after completing the merger

[CP&L LOGO]                                                                   11
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
Energy supply

                Strategies

 o Be a profitable, super-regional energy supplier

 o Execute an asset-based plan that:

   - Continues to serve our Carolina- and Florida-based customers
   - Grows our influence and presence in the southeast marketplace
   - Prepares for early, successful FPC synergies

Competitive strengths

 o Operational excellence

   - Plant performance, reliability, safety
   - Competitive production costs
   - Diverse generation portfolio

 o Profitably growing assets

   - Combined CP&L/FPC assets of [Symbol for About Equals] 18,500 MW's
   - Grow assets by [Symbol for About Equals] 4,000 MW's by 2002

 o Regional name recognition, customer relationships, community involvement, experience

Expanding wholesale markets

[GRAPHIC OF MAP DEPICTING TRANSMISSION CAPABILITY AND INTERCONNECTION WITH WHOLESALE MARKETS APPEARS HERE]


Generation Mix

[GRAPHIC PIE CHART APPEARS HERE WITH THE FOLLOWING INFORMATION]:

          Hydro 1%
          Gas/Oil 37%
          Coal 41%
          Nuclear 21%

The Florida Progress acquisition, when finalized, will reshape CP&L's generation mix - creating a more balanced portfolio of fuel sources.

[CP&L LOGO]                                                                   18
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                             [END OF TEXT BOOKLET]

In connection with the share exchange between CP&L Energy and Florida Progress, CP&L Energy has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 and Florida Progress has filed with the SEC a definitive proxy statement each of which contains the definitive joint proxy statement/prospectus of CP&L Energy and Florida Progress. The definitive joint proxy statement/prospectus was first mailed on or about July 11, 2000 to shareholders of CP&L Energy and Florida Progress. We urge investors to read the definitive joint proxy statement/prospectus and any other relevant documents to be filed with the SEC because they contain important information. Investors will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed by CP&L Energy and Carolina Power & Light Company with the SEC can be obtained by contacting CP&L Energy at the following address and telephone number: Shareholder Relations, 411 Fayetteville Street, Raleigh, North Carolina 27601, telephone: (800) 662-7232. Documents filed with the SEC by Florida Progress can be obtained by contacting Florida Progress at the following address and telephone number: Investor Services, P.O. Box 14042 (CX1H), St. Petersburg, Florida 33733, telephone: (800) 937-2640. Read the definitive joint proxy statement/prospectus carefully before making a decision concerning the share exchange.